SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Kendle International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48880L 10 7

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)
[     ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 48880L 10 7
Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher C. Bergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 941,751
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 941,751
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON* IN

Page 3 of 4 Pages

Item 1 (a)     Name of Issuer: Kendle International Inc.

Item 1 (b)     Address of Issuer's Principal Executive Office:

1200 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202

Item 2 (a)     Name of Person Filing: Christopher C. Bergen

Item 2 (b)     Address of Principal Business Office:

1200 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202

Item 2 (c)     Citizenship: U.S.A.

Item 2 (d)     Title of Class of Securities: Common Stock, No Par Value

Item 2 (e)     CUSIP Number: 48880L 10 7

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b),check whether the Person Filing is a: N/A

Item 4	Ownership:

a)     See Item 9 of cover page.
b)     See Item 11 of cover page.
c)     See Items 5-8 of cover page.

Shares numbers in Items 5, 7 and 9 include 15,740 shares for which Mr. Bergen holds options exercisable within 60 days, restricted stock awards in the amount of 9,500 shares of Common Stock, 1,666 of which have not vested, 239,040 shares pledged as collateral with U.S. Bank, and 4,000 shares held by the CCB Family Foundation, Inc. under which Mr. Bergen serves as sole trustee.

Beneficial ownership for Mr. Bergen does not include 1,017,882 shares of Common Stock beneficially owned by Dr. Kendle, Mr. Bergen’s wife.

Item 5	Ownership of 5% or Less of Class: N/A

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8       Identification and Classification of Members of the Group: N/A

Page 4 of 4 Pages

Item 9     Notice of Dissolution of Group: N/A

Item 10    Certification:  N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	/s/ Christopher C. Bergen

Name: Christopher C. Bergen